Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three and nine month periods ended September 30, 2025

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated November 3, 2025, which is the date this MD&A was approved by the Board of Directors of the Company (the “Board of Directors”), and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“financial statements”) and notes thereto for the three and nine months ended September 30, 2025 and 2024, and the audited consolidated financial statements for the years ended December 31, 2024 and 2023 (“annual financial statements”) and the related MD&A. The financial statements, including the comparative figures, were prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board.

Additional information about Greenfire has been filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) and is available on SEDAR+ at www.sedarplus.ca, including Greenfire’s Annual Information Form, dated March 17, 2025 (the “2024 AIF”), which is also filed with the SEC under cover of Form 40-F. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A. Refer to the “Abbreviations” section of this MD&A for information regarding abbreviations used in this MD&A.

This MD&A contains non-GAAP financial measures, and non-GAAP financial ratios (the “Non-GAAP Measures”). Non-GAAP measures include adjusted EBITDA, operating netback, operating netback excluding realized gain (loss) on risk management contracts, effective royalty rate, adjusted funds flow, adjusted free cash flow, and adjusted working capital surplus (deficit). When non-GAAP measures are expressed on a per barrel basis, they are non-GAAP ratios. This MD&A also contains supplementary financial measures and ratios, derived from IFRS® Accounting Standards. Supplementary financial measures include gross profit (loss), capital expenditures, and depletion. When supplementary financial measures are expressed on a per barrel basis, they are supplementary financial ratios. For additional information regarding these non-GAAP and supplementary financial measures refer to the “Non-GAAP and Other Financial Measures” section of this MD&A.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

DESCRIPTION OF BUSINESS

Greenfire is an oil sands producer focused on the development of its long-life and low decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire.

Greenfire’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFR”.

Throughout 2024, certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”), through a series of transactions acquired a total of 39,300,278 common shares and 2,654,179 common share purchase warrants of Greenfire. The final transaction in this series, which occurred on December 23, 2024 (the “Change of Control Transaction”), which resulted in WEF holding 56.5% of the Company’s outstanding common shares. At September 30, 2025, approximately 55.9% of the Company’s common shares were owned by WEF.

GREENFIRE’S ASSETS AND STRATEGY

Greenfire’s principal assets are the Hangingstone Facilities. The Hangingstone Facilities consist of two Steam-Assisted Gravity Drainage (“SAGD”) oil production facilities: the Expansion Asset and the Demo Asset. Located approximately 50 kilometers south of Fort McMurray, Alberta, these facilities are operated by Greenfire, with the Company holding a 75% working interest in the Expansion Asset and a 100% working interest in the Demo Asset.

The Company’s strategic objective is to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders. This goal is expected to be achieved by investing in proven, industry-standard SAGD optimization techniques at the Hangingstone Facilities, which are designed to increase production levels to leverage existing spare facility capacities, while maintaining disciplined control over operating cost structures.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 2

RECENT DEVELOPMENTS

Refinancing Initiatives

The Company is pleased to announce the following refinancing initiatives (the “Refinancing Initiatives”). Greenfire has secured an upsized $275.0 million revolving credit facility with a syndicate of Canadian banks (the “Senior Credit Facility”), which will be subject to periodic borrowing base reviews. Closing of the Senior Credit Facility is contingent on, among other things, the Company redeeming the outstanding US$237.5 million aggregate principal amount of senior secured notes due 2028 (the “2028 Notes”). To fund the redemption of the 2028 Notes, the Company intends to undertake a $300.0 million rights offering as separately announced on November 3, 2025.

Drilling Operations

Greenfire anticipates commencing drilling operations at its inaugural SAGD well pad, Pad 7, in November 2025. Pad 7 comprises 13 well pairs and is located northeast of the Expansion Asset’s Central Processing Facility, adjacent to existing production. First oil from Pad 7 is anticipated in the fourth quarter of 2026.

In addition to Pad 7, the Company plans to drill new wells from existing SAGD pads at the Expansion Asset in 2026, including three infill wells from Pad 6 and three well pairs from Pad 5. First oil from these wells is not expected until 2027.

Greenfire also expects to incur some long-lead capital spending related to surface facilities for Greenfire’s next major SAGD pad, Pad 8 in 2026. Pad 8 is currently not expected to commence drilling until the first half of 2027.

In the fourth quarter of 2025, Greenfire intends to pursue redevelopment opportunities at two existing shut-in well pairs, originally drilled at the Demo Asset in 2010, with incremental production expected in the first half of 2026. Beyond this redevelopment program, Greenfire’s primary focus at the Demo Asset remains base production optimizations to sustain current production rates.

Production and Steam Generation Updates

Greenfire’s October 2025 consolidated production was approximately 15,500 bbls/d. The Company has successfully restored the previously disclosed failed steam generator at the Expansion Asset ahead of schedule and has elected to proactively refurbish a second unit, with full steam capacity expected by year-end 2025. With one of four steam generators currently offline, production will remain impacted by approximately 1,500 bbls/d at the Expansion Asset until year-end 2025.

Regulatory Engagement and Installation of Sulphur Removal Facilities

Greenfire continues to engage with the Alberta Energy Regulator (the “AER”) regarding previously disclosed sulphur dioxide emissions that exceed regulatory limits at the Expansion Asset. Greenfire has commenced the installation of sulphur removal facilities at the Expansion Asset, with commissioning anticipated in November 2025, which the Company expects will restore compliance with emissions standards.

2026 GUIDANCE

Greenfire’s 2026 guidance is outlined below:

2026
Guidance
Annual production average	15,500 – 16,500 (bbls/d)
Capital expenditures	$180.0 million

Greenfire’s board of directors has approved a 2026 capital budget which primarily allocates capital expenditures to the Expansion Asset and reflects the Company’s focus on advancing growth initiatives, with planned production increases anticipated to commence in the fourth quarter of 2026.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 3

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
($thousands, unless otherwise noted)	2025	2024	2025	2024
Bitumen production (bbls/d)	15,757	19,125	16,327	19,262

Oil sales	141,137	193,643	469,316	614,077
Oil sales ($/bbl)	73.24	83.01	76.23	82.56
Gross profit(1)	14,526	76,772	104,747	123,285
Operating netback(2)	53,328	57,833	152,837	165,354
Operating netback ($/bbl)(2)	37.60	34.00	34.67	31.66
Net income (loss) and comprehensive income (loss)	(8,751)	58,916	56,142	42,849
Adjusted EBITDA(2)	48,286	53,388	133,875	151,157

Cash provided by (used in) operating activities	48,764	(17,875)	101,169	84,352
Adjusted funds flow(2)	38,051	44,104	103,338	118,900
Cash used in investing activities	(2,727)	(16,741)	(48,492)	(70,314)
Capital expenditures(1)	17,896	21,175	55,035	78,633

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.
(2)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Liquidity and Balance Sheet

	September 30,	December 31,
($ thousands)	2025	2024
Cash and cash equivalents	114,656	67,419
Available credit facilities(1)	50,000	50,000
Face value of long-term debt(2)	330,586	343,852

(1)	As at September 30, 2025 and December 31, 2024, the Company had $50.0 million of available credit under the Senior Credit Facility, of which $nil was drawn.
(2)	As at September 30, 2025, the 2028 Notes (as defined below) had a face value of US$237.5 million (December 31, 2024 – US$239.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

PRODUCTION AND COMMODITY PRICING

Bitumen Production and Sales

	Three months ended September 30,		Nine months ended September 30,
(Average barrels per day, unless otherwise noted)	2025	2024	2025	2024
Bitumen production(1)	15,757	19,125	16,327	19,262
Bitumen sales – Undiluted	952	935	1,284	882
Bitumen sales – Blended with diluent	14,465	17,554	14,864	18,181
Bitumen sales(1)	15,417	18,489	16,148	19,063
Purchased diluent - Blended into sales volumes	5,528	6,867	6,403	8,084
Sales volumes	20,945	25,356	22,551	27,147

(1)	Bitumen sales differ from bitumen production due to inventory fluctuations.

Greenfire’s oil sales include both bitumen blended with diluent, which is transported by pipeline, and a smaller portion of undiluted bitumen, which is trucked to a sales point.

Bitumen production decreased 18% (or 3,368 bbl/d) and 15% (or 2,935 bbl/d) for the three and nine months ended September 30, 2025, respectively, when compared to the same periods of 2024. These decreases are attributable to the Expansion Asset operating at reduced capacity due to the unplanned loss of a steam generation unit in the first quarter of 2025 combined with natural field declines. The Company expects to restore full capacity in the fourth quarter of 2025. Production was also affected by the timing of Greenfire’s annual planned maintenance program at the Demo Asset, which was successfully completed in the third quarter of 2025 compared to the fourth quarter of 2024.

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Commodity Prices

	Three months ended September 30,		Nine months ended September 30,
Benchmark Pricing	2025	2024	2025	2024
US$/bbl
WTI(1)	64.93	75.09	66.70	77.54
WCS differential to WTI	(10.39)	(13.55)	(11.11)	(15.49)
WCS Hardisty	54.54	61.54	55.59	62.05
Edmonton Condensate (C5+)	63.25	71.38	65.68	73.96
C$/bbl
WTI(2)	89.43	102.39	93.29	105.48
WCS differential to WTI	(14.31)	(18.48)	(15.54)	(21.07)
WCS Hardisty(2)	75.12	83.92	77.75	84.41
Edmonton Condensate (C5+)(2)	87.12	97.33	91.87	100.61
Other
AECO 5A (C$/GJ)	0.60	0.65	1.42	1.38
Alberta power pool (C$/MWh)	51.53	55.23	44.10	66.46
Average FX Rate (C$/US$)(3)	1.3774	1.3636	1.3987	1.3603

(1)	As per NYMEX oil futures contract.
(2)	Converted from above using the average exchange rate for the specific period.
(3)	Average exchange rates for the specified periods.

WCS Hardisty

WCS is a blend of heavy crude oils that serves as the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. Greenfire’s bitumen sales revenue is directly correlated to WCS pricing. WCS is priced at a discount to WTI, with this difference referred to as the WCS differential. The WCS differential is subject to variability driven by factors such as production volumes, egress capacity, scheduled infrastructure maintenance, refinery demand, and other market conditions in Western Canada.

Condensate

The Company uses condensate, sourced from the Edmonton area, as a blending diluent to facilitate the transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI.

FINANCIAL RESULTS

Oil Sales

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil Sales	141,137	193,643	469,316	614,077
- ($/bbl)(1)	73.24	83.01	76.23	82.56

(1)	Based on sales volumes.

Oil sales decreased 27% (or $52.5 million) for the three months ended September 30, 2025, to $141.1 million compared to $193.6 million in the same quarter of 2024. Oil sales decreased 24% (or $144.8 million) for the nine months ended September 30, 2025, to $469.3 million compared to $614.1 million for the same period in 2024. The decrease in both periods reflects a 17% decline in sales volumes and lower Canadian-denominated WCS pricing.

Royalties
	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Royalties	4,538	8,698	15,294	24,932
- ($/bbl)	3.20	5.11	3.47	4.77
Effective royalty rate(1)	5.50%	7.52%	5.89%	7.36%

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 5

Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. Royalty rates are based on and adjust with the Canadian dollar equivalent WTI benchmark price.

The effective royalty rate was 5.50% and 5.89% during the three and nine months ended September 30, 2025, respectively, compared to 7.52% and 7.36% for the same respective periods in 2024. The lower effective royalty rate reflects the decline in the Canadian denominated WTI benchmark price.

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Realized gain (loss)	9,135	(6,087)	17,857	(28,682)
Unrealized gain (loss)	(18,940)	36,012	13,248	10,114
Risk management contracts gains (losses)	(9,805)	29,925	31,105	(18,568)

Greenfire uses risk management to protect its cash flows against volatility in commodity prices. Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding.

During the three and nine months ended September 30, 2025, Greenfire recognized realized gains of $9.1 million and $17.9 million, respectively, compared to realized losses of $6.1 million and $28.7 million for the same periods of 2024. Realized gains occur when the average price of the hedged commodity settles below the contract price, while realized losses occur in the opposite scenario. Generally, realized gains and losses on risk management contracts resulting from fluctuations in energy prices are largely offset by an inverse gain or loss on physical sales or purchases.

Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses as the forward markets for commodities fluctuate. When adjusting the risk management contracts to their fair value on September 30, 2025, Greenfire recognized a non-cash unrealized loss of $18.9 million compared to an unrealized gain of $36.0 million for the same quarter of 2024. The unrealized gain on risk management contracts for the nine months ended September 30, 2025 was $13.2 million compared to $10.1 million for the same period of 2024.

Diluent Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Diluent expense	49,011	67,889	179,295	244,116
- ($/bbl)(1)	8.29	9.08	10.44	11.73

(1)	Represents the differential cost of diluent to diluted bitumen. Calculation is based on oil sales less diluent expense, over bitumen sales volume (bbls), less oil sales per barrel.

To facilitate the transportation of bitumen, the Company uses condensate as a blending diluent. Greenfire’s diluent expense includes the cost of condensate and its associated transportation costs. Diluent expense per barrel represents the cost difference between purchased condensate and the value recovered from selling the same volume of diluted bitumen.

Diluent expense per bbl decreased by 9% (or $0.79/bbl) to $8.29/bbl for the three months ended September 30, 2025, compared to $9.08/bbl for the same period in 2024. For the nine months ended September 30, 2025, diluent expense per bbl declined by 11% (or $1.29/bbl) to $10.44/bbl compared to $11.73/bbl for the same period in 2024. These decreases reflect a higher proportion of undiluted bitumen sales within total sales and a lower price differential between WCS and Edmonton Condensate (C5+) (see “Production and Commodity Pricing – Commodity Prices” section of this MD&A).

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Transportation and Marketing Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Marketing fees	1,852	2,403	7,868	7,598
Oil transportation expense	9,607	10,078	30,191	31,395
Transportation and marketing	11,459	12,481	38,059	38,993
Marketing fees ($/bbl)	1.31	1.42	1.78	1.46
Oil transportation expense ($/bbl)	6.77	5.92	6.85	6.01
Transportation and marketing ($/bbl)	8.08	7.34	8.63	7.47

Transportation expenses include the costs to move bitumen between the Hangingstone assets to their respective sales points. Marketing fees relate to exclusive marketing contracts with a reputable international energy marketing company. These exclusive marketing contracts are expected to expire between April 2026 and October 2028.

Transportation and marketing expense per bbl increased 10% (or $0.74/bbl) for the three months ended September 30, 2025, to $8.08/bbl compared to $7.34/bbl in the same quarter of 2024. Transportation and marketing expense per bbl increased by 16% (or $1.16/bbl) for the nine months ended September 30, 2025, to $8.63/bbl compared to $7.47/bbl for the nine months ended September 30, 2024.

These increases reflect a larger share of corporate production from the Demo Asset, which is subject to higher marketing fees than the Expansion Asset, as well as higher long-haul trucking costs associated with selling a greater proportion of bitumen on an undiluted basis.

Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Operating expenses – energy	5,242	5,860	21,382	25,304
Operating expenses – non-energy	26,694	34,795	80,306	86,696
Operating expenses	31,936	40,655	101,688	112,000
Operating expenses – energy ($/bbl)	3.70	3.45	4.85	4.84
Operating expenses – non-energy ($/bbl)	18.82	20.45	18.22	16.60
Operating expenses ($/bbl)	22.52	23.90	23.07	21.44

Operating expenses include both energy operating expenses and non-energy operating expenses.

●	Energy operating expenses include the cost of natural gas for steam generation and non-condensable gas (“NCG”) co-injection and electricity for facility operations. NCG is used to manage reservoir pressure and improve recovery.
●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals, carbon taxes, insurance, equipment rentals, maintenance and site administration, among other costs.

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For the three months ended September 30, 2025, operating expenses per bbl decreased 6% (or $1.38/bbl) to $22.52/bbl compared to $23.90/bbl in the same quarter of 2024. Energy operating costs per bbl increased 7% (or $0.25/bbl) to $3.70/bbl from $3.45/bbl over this same period. This increase was driven by lower production volumes, which spread fixed energy costs over fewer barrels, partially offset by lower natural gas and electricity benchmark pricing. Non-energy operating costs decreased by 8% (or $1.63/bbl) to $18.82/bbl over this period, primarily due to one-time costs incurred in the third quarter of 2024 related to the replacement of downhole temperature sensors. This decrease was partially offset by the completion of the annual maintenance turnaround at the Demo asset in the third quarter of 2025, compared to the fourth quarter of 2024, resulting in additional costs in the current period.

For the nine months ended September 30, 2025, operating expenses per bbl increased 8% (or $1.63/bbl) to $23.07/bbl compared to $21.44/bbl in the same period of 2024. Energy operating costs per bbl were consistent with the prior period. Non-energy operating costs increased by 10% (or $1.62/bbl) to $18.22/bbl from $16.60/bbl in this same period, reflecting lower production volumes, which resulted in fixed costs being allocated over fewer barrels.

Depletion and Depreciation Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Depletion	19,862	17,073	61,338	52,183
Depreciation	50	17	159	63
Depletion and depreciation expense	19,912	17,090	61,497	52,246
- ($/bbl)	14.04	10.05	13.95	10.00

For the three and nine months ended September 30, 2025, depletion and depreciation increased by 17% (or $2.8 million) and 18% (or $9.3 million), respectively, compared to the same periods in 2024. The increase in both periods was driven by the inclusion of future development costs related to the 72% increase in proved and probable reserves as outlined in the year-end 2024 reserve report and disclosed in the Company’s 2024 AIF.

Operating Netback(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Gross profit(2)	14,526	76,772	104,747	123,285
Depletion	19,862	17,073	61,338	52,183
Loss (gain) on risk management contracts	9,805	(29,925)	(31,105)	18,568
Operating netback, excluding realized gain (loss) on risk management contracts(1)	44,193	63,920	134,980	194,036
Realized gain (loss) on risk management contracts	9,135	(6,087)	17,857	(28,682)
Operating netback(1)	53,328	57,833	152,837	165,354
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(1)	31.16	37.58	30.62	37.15
Operating netback ($/bbl)(1)	37.60	34.00	34.67	31.66

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Operating netback per bbl increased 11% (or $3.60/bbl) for the three months ended September 30, 2025, to $37.60/bbl compared to $34.00/bbl in the same quarter of 2024. The increase primarily reflects higher realized gains on risk management contracts and lower operating expenses per barrel, partially offset by reduced oil sales.

Operating netback per bbl increased 10% (or $3.01/bbl) for the nine months ended September 30, 2025, to $34.67/bbl compared to $31.66/bbl in the same period of 2024. The increase primarily reflects higher realized gains on risk management contracts, partially offset by lower oil sales.

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Gross Profit (Loss)(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil sales, net of royalties	136,599	184,945	454,022	589,145
Gain (loss) on risk management contracts	(9,805)	29,925	31,105	(18,568)
	126,794	214,870	485,127	570,577
Diluent expense	(49,011)	(67,889)	(179,295)	(244,116)
Transportation and marketing	(11,459)	(12,481)	(38,059)	(38,993)
Operating expenses	(31,936)	(40,655)	(101,688)	(112,000)
Depletion	(19,862)	(17,073)	(61,338)	(52,183)
Gross profit(1)	14,526	76,772	104,747	123,285
Gross profit ($/bbl)(1)	10.24	45.13	23.76	23.60

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this MD&A.

Gross profit decreased by $62.2 million for the three months ended September 30, 2025, to $14.5 million compared to $76.8 million in the third quarter of 2024. The decrease relates to lower oil sales and losses on risk management contracts.

Gross profit decreased by $18.6 million for the nine months ended September 30, 2025, to $104.7 million compared to $123.3 million in the same period of 2024. The decrease primarily relates to lower oil sales, offset by gains on risk management contracts.

General & Administrative Expenses (“G&A”)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
General and administrative expenses	4,676	4,815	19,106	13,433
- ($/bbl)	3.30	2.83	4.33	2.57

G&A expenses include head office and corporate costs such as salaries and employee benefits, legal fees, engineering services, audit and tax-related fees, and may also include expenses related to corporate strategic initiatives if any, among other costs.

For the three months ended September 30, 2025, G&A expenses decreased by 3% (or $0.1 million) to $4.7 million compared to $4.8 million for the same period of 2024. The reduction is due to $1.0 million of non-recurring costs in the third quarter of 2024 associated with the Company’s adoption of a shareholder rights plan, which was mostly offset by higher employee-related costs.

During the nine months ended September 30, 2025, G&A expenses increased by 42% (or $5.7 million) to $19.1 million compared to $13.4 million for the same period of 2024. The nine months ended September 30, 2025, includes a one-time expense of $1.9 million associated with challenging the Company’s adoption of a shareholder rights plan, in which WEF was successful. Refer to the “Related Party Transaction” section in this MD&A for further information. The remaining increase is attributable to the introduction of a new employee incentive structure consisting solely of an enhanced annual cash bonus, which replaced the prior omnibus share incentive plan in January 2025. Refer to the “Stock-Based Compensation” section of this MD&A for further information.

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Stock-Based Compensation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Stock-based compensation	1,186	2,365	2,836	5,785
- ($/bbl)	0.84	1.39	0.64	1.11

The stock-based compensation expense relates to share awards issued under the omnibus share incentive plan (the “Incentive Plan”) adopted in February 2024. The Company’s Board of Directors suspended further grants under the Incentive Plan as the Company’s incentive compensation plan will comprise solely of an annual cash bonus. The remaining awards will be expensed over their vesting periods.

Financing and Interest Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Interest expense	10,523	10,506	31,671	36,111
Accretion	3,478	4,883	7,734	12,493
Financing and interest expenses	14,001	15,389	39,405	48,604

Interest expense includes cash-settled interest on the 2028 Notes, Senior Credit Facility, EDC Facility, and other related charges. Accretion includes the amortization of debt issuance costs, accrual of redemption premiums on the 2028 Notes, accretion of lease liability and accretion of decommissioning liabilities.

For the three months ended September 30, 2025, financing and interest expenses decreased by 9% (or $1.4 million) to $14.0 million compared to $15.4 million for the same quarter of 2024. During the nine months ended September 30, 2025, interest and finance expenses decreased by 19% (or $9.2 million) to $39.4 million compared to $48.6 million for the same period of 2024. These decreases reflect the impact of the $84.3 million (US$61.0 million) redemption of the 2028 Notes in July 2024.

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and EDC Facility.

Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on undeveloped lands. During the three and nine months ended September 30, 2025, exploration expenses were $0.4 million and $1.7 million, respectively, compared to $0.6 million and $1.8 million for the same respective periods in 2024.

Other Income

Other income primarily consists of interest earned on the Company’s cash and cash equivalent balances. The Company’s other income for the three and nine months ended September 30, 2025, was $1.1 million and $2.4 million, respectively, compared to other income of $0.7 million and $3.4 million, respectively in 2024.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 10

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and is primarily related to the principal and interest components of the Company’s US dollar denominated debt.

In the three months ended September 30, 2025, Greenfire recorded foreign exchange loss of $5.3 million, compared to a gain of $4.3 million for the comparative period in 2024. For the nine months ended September 30, 2025, Greenfire recorded foreign exchange gain of $8.9 million, compared to a loss of $7.5 million for the comparative period in 2024. These variances were primarily driven by the revaluation of the US$-denominated 2028 Notes, reflecting the impact of fluctuations in the Canadian dollar relative to the US dollar.

Loss (Gain) on Revaluation of Warrants

The outstanding warrants entitle each warrant holder to purchase one common share of Greenfire and expire on September 19, 2028. The warrants contain a cashless exercise feature, permitting settlement without the cash payment of the exercise price via the issuance of a net, number of common shares. This cashless exercise feature results in the warrants being treated as a financial liability and necessitates their remeasurement at each reporting period.

When revaluing the warrants to fair value, for the three months ended September 30, 2025 the Company recognized a gain of $1.1 million, compared to a gain of $0.4 million for the same period of 2024. In the nine months ended September 30, 2025 the Company recognized a gain of $15.0 million compared to a loss of $6.7 million in the comparative period. The 2025 gains reflect declines in the Company’s common share price relative to their opening price in the respective periods.

Taxes

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income. For the three and nine months ended September 30, 2025, Greenfire recognized a deferred income tax recovery of $0.1 million and a deferred income expense of $11.7 million, respectively.

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Net income (loss) and comprehensive income (loss)	(8,751)	58,916	56,142	42,849
Add (deduct):
Income tax expense (recovery)	(100)	-	11,749	-
Unrealized (gain) loss on risk management contracts	18,940	(36,012)	(13,248)	(10,114)
Stock-based compensation	1,186	2,365	2,836	5,785
Financing and interest	14,001	15,389	39,405	48,604
Depletion and depreciation	19,912	17,090	61,497	52,246
Non-recurring transactions(2)	-	1,000	1,853	1,000
Loss (gain) on revaluation of warrants	(1,123)	(389)	(14,971)	6,673
Foreign exchange loss (gain)	5,290	(4,291)	(8,946)	7,496
Other income	(1,069)	(680)	(2,442)	(3,382)
Adjusted EBITDA(1)	48,286	53,388	133,875	151,157
Adjusted EBITDA(1) ($/bbl)	34.04	31.39	30.37	28.94

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Related Party Transaction” section in this MD&A for further information.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 11

For the three months ended September 30, 2025, Greenfire experienced a net loss of $8.8 million compared to a net income of $58.9 million in the same quarter of 2024, a decrease of $67.7 million. This decrease was primarily attributable to unrealized losses on risk management contracts, lower Adjusted EBITDA generation, and foreign exchange losses.

For the nine months ended September 30, 2025, Greenfire generated net income of $56.1 million, compared to a net income of $42.8 million in the same period in 2024, an increase of $13.3 million. This increase was driven by foreign exchange gains, and gains on the revaluation of warrants, partially offset by a decrease in Adjusted EBITDA.

Adjusted EBITDA decreased 10% (or $5.1 million) for the three months ended September 30, 2025, to $48.3 million compared to $53.4 million for the same quarter of 2024. Adjusted EBITDA decreased 11% (or $17.3 million) for the nine months ended September 30, 2025, to $133.9 million compared to $151.2 million for the same period of 2024. The decrease in both periods was driven by lower oil sales, resulting from a decrease in sales volume and lower realized pricing.

Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
($ per share, unless otherwise noted)	2025	2024	2025	2024
Net income (loss) per share - basic	$(0.12)	$0.85	$0.80	$0.62
Net income (loss) per share - diluted	$(0.12)	$0.82	$0.80	$0.60
Weighted average common shares outstanding – basic (‘000)	70,253	69,334	70,083	69,061
Weighted average common shares outstanding – diluted (‘000)	70,253	72,238	70,178	71,560

For the three months ended September 30, 2025, basic net income (loss) per share decreased by $0.97/ share, compared to the same period in 2024. In the nine months ended September 30, 2025, basic net income per share increased by $0.18/ share, in relation to its comparative period.

For the three months ended September 30, 2025, diluted net income (loss) per share decreased by $0.94/ share, compared to the same period in 2024. In the nine months ended September 30, 2025, diluted net income per share increased by $0.20/ share, in relation to its comparative period.

The changes reflect variations in net income (loss) for the three and nine months ended September 30, 2025, compared to the same periods in 2024.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include credit risk, liquidity risk and market risk. Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company is exposed to commodity price risk on its oil sales, diluent expense and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differential, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing (“PDP”) reserves forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator.

The Company’s risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 12

Outstanding Financial Risk Management Contracts at September 30, 2025

	Instrument	Units	Volume (bbls/d)	Swap Price	Put Price	Call Price
Q4 2025	WTI Fixed Price Swap	C$ / bbl	9,450	$100.85	-	-
Q4 2025	WCS Differential Swap	US$ / bbl	12,600	$(13.50)	-	-
Q1 2026	WTI Fixed Price Swap	C$ / bbl	2,549	$96.95	-	-
Q1 2026	WTI Costless Collar	C$ / bbl	4,951	-	$81.89	$100.16
Q1 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.95)	-	-
Q2 2026	WTI Costless Collar	C$ / bbl	5,027	-	$78.50	$83.84
Q2 2026	WTI Costless Collar	US$ / bbl	2,473	-	$57.00	$65.15
Q2 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.15)	-	-
Q3 2026	WTI Costless Collar	US$ / bbl	7,500	-	$57.34	$66.26
Q3 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.80)	-	-

Financial Risk Management Contracts Subsequent to September 30, 2025

Subsequent to September 30, 2025 Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (bbls/d)	Put Price	Call Price
Q4 2026	WTI Costless Collar	US$ / bbl	2,527	$55.00	$62.95

Foreign Exchange Risk

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes and US Dollar denominated cash, cash equivalents, accounts receivables, accounts payables and accrued liabilities and risk management contracts. As at September 30, 2025, Greenfire’s net foreign exchange risk exposure was US$207.8 million liability and a 10% change in the foreign exchange rate would result in a $28.9 million change in the foreign exchange gain or loss.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the Senior Credit Facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. The 2028 Notes and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales and joint interest partners.

The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 13

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet. At September 30, 2025, the Company’s capital structure consists of working capital surplus (deficit), long-term debt and shareholders’ equity. Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make interest and principal payments, and to fund the other needs of the business.

Long Term Debt

The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, mature on October 1, 2028. The 2028 Notes are secured by a second priority lien on the Company’s assets and are junior to amounts owing to the Senior Credit Facility lenders.

The 2028 Notes are subject to semi-annual mandatory repayments (the “ECF Sweep”) based on a portion of the Company’s Excess Cash Flow (“ECF”), as defined in the indenture governing the 2025 Notes (the “2028 Indenture). In addition, the Company may voluntarily redeem some or all of the 2028 Notes. Both the mandatory ECF Sweeps and voluntary redemptions are subject to a make-whole premium on the principal amount redeemed, as summarized below:

Redemption type	Applicable period	Premium
Mandatory ECF Sweep: 75% of ECF	Until consolidated indebtedness(1) < US$150 million	5%
Mandatory ECF Sweep: 25% of ECF	Until the 2028 Notes outstanding principal < US$100 million	5%
Voluntary	October 1, 2025 to September 30, 2026	6%
Voluntary	October 1, 2026 to September 30, 2027	3%
Voluntary	On or after October 1, 2027	0%

(1)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS® 17 – Leases (superseded).

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 14

The 2028 Notes are not subject to financial covenants; however, the 2028 Indenture includes non-financial covenants that restrict the Company’s ability to incur additional indebtedness, create liens, pay dividends, redeem shares, make restricted payments, and sell assets. The Company is also required to hedge at least 50% of the forward twelve calendar month forecasted production(1) and limit annual capital expenditures to US$150 million until the outstanding principal is reduced below US$100 million and US$150 million, respectively. As at September 30, 2025, the Company was in compliance with all covenants.

As the result of a Change of Control Transaction (see “Description of Business” section in this MD&A), Greenfire was required to make an offer to repurchase the 2028 Notes, or a portion thereof. This repurchase offer expired on February 19, 2025, with US$5,000 principal amount tendered for repurchase. On July 21, 2025, the Company redeemed $1.9 million (US$1.4 million) of the 2028 Notes under the ECF Sweep. The next redemption, if applicable, is due by March 6, 2026. As at September 30, 2025, the carrying value of the Company’s long-term debt was $321.9 million and the fair value was $351.6 million (December 31, 2024 carrying value – $328.9 million, fair value - $371.2 million).

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until May 31, 2026. The Senior Credit Facility may, subject to the lenders’ approval, be extended for a 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2027. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s hydrocarbon reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus applicable margins. As at September 30, 2025, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis. As at September 30, 2025, the Company had $54.0 million (December 31, 2024 - $54.0 million) in letters of credit outstanding under the EDC Facility.

Adjusted Working Capital Surplus(1)

	September 30,	December 31,
($ thousands)	2025	2024
Current assets	208,425	144,238
Current liabilities	(91,833)	(335,859)
Working capital surplus (deficit)	116,592	(191,621)
Current portion of risk management contracts	(13,000)	248
Current portion of long-term debt	10,719	248,489
Adjusted working capital surplus(1)	114,311	57,116

(1)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(2)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 15

As of September 30, 2025, working capital increased to a surplus of $116.6 million, compared to a deficit of $191.6 million at December 31, 2024, representing an improvement of $308.2 million. This was driven by the Company’s offer to repurchase a portion of its 2028 Notes, resulting in those 2028 Notes being presented as a current liability at December 31, 2024. This offer expired on February 19, 2025, see the “Capital Resources and Liquidity – Long-Term Debt” section of this MD&A. Adjusted working capital surplus increased to $114.3 million as at September 30, 2025, from $57.1 million as at December 31, 2024. The increase was primarily due to an increase in cash and cash equivalents.

Share Capital

	November 3,	September 30,	December 31,
(thousands of shares, units, or warrants)	2025	2025	2024
Common shares	70,257	70,253	69,718
Warrants	7,527	7,527	7,527
Performance warrants	-	-	2,520
Deferred share units	-	-	21
Performance share units	253	254	875
Restricted share units	91	95	136

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. The Company’s Board of Directors has suspended further grants under the Incentive Plan.

Cash Flow Summary

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Cash provided (used) by:
Operating activities	48,764	(17,875)	101,169	84,352
Financing activities	(2,235)	(88,584)	(4,290)	(88,684)
Investing activities	(2,727)	(16,741)	(48,492)	(70,314)
Exchange rate impact on cash and cash equivalents	874	932	(1,150)	2,830
Change in cash and cash equivalents	44,676	(122,268)	47,237	(71,816)

Cash Provided (Used) by Operating Activities

Cash provided by operating activities in the third quarter of 2025 was $48.8 million, compared to cash used by operating activities of $17.9 million in the same period in 2024. This change was primarily due to changes in non-cash working capital associated with the Company’s efforts to maximize the July 2024 ECF Sweep of its 2028 Notes.

For the nine months ended September 30, 2025, cash provided by operating activities was $101.2 million compared to $84.4 million in 2024. The increase relates to changes non-cash working capital, partially offset by a decline in Adjusted EBITDA.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the 2028 Indenture and the credit agreement governing the Senior Credit Facility over the next twelve months.

Cash Used in Financing Activities

Cash used in financing activities for the three months ended September 30, 2025 was $2.2 million, compared to $88.6 million in the same period of 2024. Cash used in financing activities for the nine months ended September 30, 2025 was $4.3 million, compared to $88.7 million in the same period of 2024. The decrease in both periods reflects lower debt repayments in 2025.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 16

Cash Used in Investing Activities

Cash used in investing activities for third quarter of 2025 was $2.7 million, compared to $16.7 million in the same period of 2024. The decrease is attributable to lower capital expenditures and changes in non-cash working capital.

Cash used in investing activities for the nine months ended September 30, 2025, was $48.5 million, compared to $70.3 million in the same period of 2024. The decrease is attributable to lower capital expenditures during the nine months ended September 30, 2025.

Capital Expenditures(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Property, plant and equipment expenditures	17,896	21,175	55,035	74,919
Acquisitions	-	-	-	3,714
Capital expenditures(1)	17,896	21,175	55,035	78,633

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Cash provided by (used in) operating activities	48,764	(17,875)	101,169	84,352
Non-recurring transactions(2)	-	1,000	1,853	1,000
Changes in non-cash working capital	(10,713)	60,979	316	33,548
Adjusted funds flow(1)	38,051	44,104	103,338	118,900
Property, plant and equipment expenditures	(17,896)	(21,175)	(55,035)	(74,919)
Acquisitions	-	-	-	(3,714)
Adjusted free cash flow(1)	20,155	22,929	48,303	40,267

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Related Party Transaction” section in this MD&A for further information.

Adjusted funds flow was $38.1 million, during the three months ended September 30, 2025, compared to $44.1 million during the same period in 2024. Adjusted funds flow was $103.3 million, during the nine months ended September 30, 2025, compared to $118.9 million during the same period in 2024. The decrease in adjusted funds flow for both periods was impacted by declines in Adjusted EBITDA.

Adjusted free cash flow was $20.2 million, during the three months ended September 30, 2025, compared to $22.9 million during the same period in 2024. The decrease relates to lower adjusted funds flow, partially offset by a decrease in capital expenditures.

Adjusted free cash flow was $48.3 million for the nine months ended September 30, 2025, compared to $40.3 million for the nine months ended September 30, 2024. This increase relates to decreased capital expenditures, partially offset by a decrease in adjusted funds flow.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 17

RELATED PARTY TRANSACTION

In 2025, Greenfire agreed to reimburse WEF for approximately $1.9 million of legal fees associated with the Change of Control Transaction including its adoption of a shareholder rights plan and related hearings before the Alberta Securities Commission, in which WEF was successful. The reimbursement was reviewed and approved by the independent members of the Company’s Board of Directors.

RISK FACTORS

The Company’s business is subject to numerous risks and uncertainties, any of which may adversely affect the Company’s business and its financial results and results of its operations. Certain of these risks and uncertainties are described throughout this MD&A. For additional information refer to the “Risk Factors” section in our 2024 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

SUMMARY OF QUARTERLY RESULTS

	2025			2024				2023
($ thousands, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
BUSINESS ENVIRONMENT(1)		80
WTI (US$/bbl)	64.93	63.74	71.42	70.27	75.09	80.57	76.96	78.32
WTI (C$/bbl)	89.43	88.22	102.47	98.32	102.42	110.25	103.80	106.66
WCS (C$/bbl)	75.12	74.00	84.29	80.75	83.94	91.63	77.76	76.85
AECO (C$/GJ)	0.60	1.60	2.05	1.40	0.65	1.12	2.36	2.18
FX (USD:CAD)(2)	1.377	1.384	1.435	1.399	1.364	1.368	1.349	1.362
OPERATING RESULTS
Bitumen production (bbls/d)	15,757	15,748	17,495	19,384	19,125	18,993	19,667	17,335
FINANCIAL RESULTS
Oil sales	141,137	144,542	183,637	208,895	193,643	219,444	200,990	161,730
Oil sales ($/bbl)	73.24	72.53	82.10	79.00	83.01	89.93	75.41	71.04
Operating expenses	31,936	31,823	37,929	40,864	40,655	34,997	36,348	35,084
Operating expenses ($/bbl)	22.52	22.35	24.21	21.83	23.90	20.42	20.10	22.05
Gross profit (loss)(3)	14,526	55,829	34,392	26,471	76,772	58,581	(12,068)	29,150
Operating netback(4)	53,328	49,905	49,604	65,183	57,833	62,872	44,649	27,353
Operating netback ($/bbl)(4)	37.60	35.06	31.67	34.81	34.00	36.68	24.69	17.19
Adjusted EBITDA(4)	48,286	44,273	41,316	62,472	53,388	58,423	39,346	23,434
Net income (loss) and comprehensive income (loss)	(8,751)	48,730	16,163	78,562	58,916	30,848	(46,915)	(4,659)
Per share - basic	(0.12)	0.69	0.23	1.13	0.85	0.45	(0.68)	(0.07)
Per share - diluted	(0.12)	0.69	0.23	1.09	0.82	0.43	(0.68)	(0.07)
Cash provided by (used in) operating activities	48,764	17,732	34,673	60,195	(17,875)	85,163	17,064	25,530
Adjusted funds flow(4)	38,051	33,843	31,444	52,950	44,104	47,207	27,589	10,517
Capital expenditures(3)	17,896	10,840	26,299	13,161	21,175	23,009	34,449	19,413
Adjusted free cash flow(4)	20,155	23,003	5,145	39,789	22,929	24,198	(6,860)	(8,896)
FINANCIAL POSITION
Cash and cash equivalents	114,656	69,980	72,238	67,419	37,709	159,977	90,234	109,525
Total assets	1,303,797	1,285,472	1,270,152	1,257,471	1,163,759	1,247,106	1,193,953	1,173,483
Total non-current financial liabilities	332,528	331,914	338,990	100,181	244,727	301,623	337,999	348,200
Total debt	321,869	314,705	329,627	328,930	308,561	396,584	387,966	376,350
Shareholders’ equity	879,436	886,993	838,126	821,431	742,384	681,118	648,156	695,000

(1)	These benchmark prices are not the Company’s realized sales price.
(2)	Quarterly average exchange rates as per the Bank of Canada.
(3)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.
(4)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2025 Q3 Management’s Discussion and Analysis | 18

NON-GAAP AND OTHER FINANCIAL MEASURES

Certain financial measures in this MD&A are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This MD&A also contains supplementary financial measures and ratios. Supplementary financial measures are derived from IFRS Accounting Standards.

Non-GAAP financial measures and ratios include: adjusted EBITDA, operating netback, operating netback, excluding realized gain (loss) on risk management contracts, adjusted funds flow, adjusted free cash flow, effective royalty rate, adjusted working capital surplus (deficit) and per barrel figures associated with non-GAAP financial measures.

Supplementary financial measures and ratios include: gross profit (loss), capital expenditures and depletion.

While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire.

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS Accounting Standards. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) risk management contracts (including per barrel ($/bbl))

Gross profit (loss) is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss on risk management contracts which are non-GAAP measures. These measures are not intended to represent gross profit (loss), net earnings or other measures of financial performance calculated in accordance with IFRS Accounting Standards. Operating netback, excluding realized gain (loss) on risk management contracts is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and less depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) on risk management contracts per barrel ($/bbl) is calculated by dividing operating netback , excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) on risk management contracts are financial measures widely used in the oil and gas industry as supplementary measures of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Financial Results – Operating Netback” section in this MD&A for a reconciliation of gross profit (loss) to operating netback and operating netback, excluding realized gain (loss) on risk management contracts.

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Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisitions. For a reconciliation of cash provided by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Effective Royalty Rate

Effective royalty rate is a non-GAAP ratio. Management uses effective royalty rate to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis. Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. The pre-payout royalty rates are calculated using the Canadian dollar equivalent one-month trailing WTI benchmark price. Post-payout royalty rates are calculated using the estimated annual average Canadian dollar equivalent WTI benchmark price. These rates are applied to gross revenue (pre-payout) or the greater of gross or net revenue (post-payout). “Payout” is reached when net revenue is greater than costs for the cumulative project. Pre-payout, the gross revenue royalty—bitumen realization net of transportation and storage costs—starts at 1%, rising with the Canadian dollar WTI price to a maximum of 9%. Post-payout, the royalty is applied to the higher of the gross revenue royalty or the net revenue royalty (net of operating and capital costs).

The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2025	2024	2025	2024
Oil sales	141,137	193,643	469,316	614,077
Diluent expense	(49,011)	(67,889)	(179,295)	(244,116)
Oil transportation expense	(9,607)	(10,078)	(30,191)	(31,395)
Oil sales after diluent and transportation expense	82,519	115,676	259,830	338,566
Royalties	4,538	8,698	15,294	24,932
Effective royalty rate	5.50%	7.52%	5.89%	7.36%

Adjusted Working Capital Surplus (Deficit)

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit). These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS Accounting Standards. Adjusted working capital surplus (deficit) is comprised of current assets less current liabilities on the Company’s balance sheet and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital surplus (deficit) is presented because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital surplus (deficit) will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital surplus (deficit) will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

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Supplementary Financial Measures & Ratios

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses. When gross profit (loss) is expressed on a per barrel basis it is a supplementary financial ratio. See the “Financial Results – Gross Profit (Loss)” section in this MD&A for a reconciliation of gross profit (loss).

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment. See the “Capital Resources and Liquidity – Capital Expenditures” section in this MD&A for a reconciliation of capital expenditures.

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of its bitumen reserves. The term “Depreciation expense” is the portion of depletion and depreciation expense for assets not directly associated with the development and extraction of the Company’s bitumen reserves. When depletion expense is expressed on a per barrel basis it is a supplementary financial ratio.

Management uses these metrics to analyze those costs directly associated with capital cost of different property, plant and equipment types. A quantitative reconciliation of depletion expense and depreciation expense to the most directly comparable GAAP financial measure, Depletion and depreciation expense, is contained under the heading “Financial Results – Depletion and Depreciation Expenses” of this MD&A.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at September 30, 2025:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Accounts payable and accrued liabilities	72,920	-	-	-	72,920
Lease liabilities(1)	5,177	3,249	555	952	9,933
Long-term debt(2)	10,719	319,867	-	-	330,586
Financial liabilities	88,816	323,116	555	952	413,439
Transportation commitments	37,128	73,035	72,992	226,818	409,973
Other commitments	406	892	946	1,617	3,861
Total future payments	126,350	397,043	74,493	229,387	827,273

(1)	Amounts represent expected undiscounted cash payments and include lease agreements to which the Company is committed but that have not yet commenced.
(2)	Represents the undiscounted principal repayments of the 2028 Notes.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

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OFF-BALANCE SHEET ARRANGEMENTS

Greenfire does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and which are not disclosed in the financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. The Company’s use of estimates and judgements in preparing the annual financial statements are discussed in Note 2 of the annual financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Control over Financial Reporting (“ICFR”) and Disclosure Controls and Procedures (“DC&P”)

The Company is required to comply with National Instrument 52-109 (“NI 52-109”) Certification of Disclosure in Issuers’ Annual and Interim Filings. NI 52-109 certification for the interim period ended September 30, 2025 requires that the Company disclose in its interim MD&A any material weaknesses or changes in ICFR and DC&P that occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR and DC&P. The Company confirms that no material weaknesses were identified or such changes were made to its ICFR and DC&P during the three months ended September 30, 2025.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth; Greenfire’s strategic objective to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders, including by investing in proven, industry-standard SAGD optimization techniques at the Hangingstone Facilities; the expected timing for the restoration of full steam capacity at the Expansion Asset; anticipated production for 2025; the timing of commissioning for our sulphur removal facilities at the Expansion Asset and the expected impact; timing for drilling of, and first oil from, Pad 7; plans for drilling new wells at the Expansion Asset in 2026, including timing of first oil; our expectation that we will incur long-lead capital spending related to surface facilities at Pad 8; timing for drilling at Pad 8; plans for redevelopment opportunities at two existing shut-in well pairs at the Demo Asset, including expected timing for incremental production; capital expenditures and operational strategies for the Expansion Asset and the Demo Asset; the 2026 Guidance, including the Company’s capital budget and the allocation thereof; growth initiatives including production increases and the timing thereof; our proposed Refinancing Initiatives, including our intention to undertake a rights offering; our plan to redeem our 2028 Notes; the expected implementation of the Senior Credit Facility and the terms thereof; the Board of Directors’ suspension of future grants under the Incentive Plan; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; the expectation that cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the 2028 Indenture and the credit agreement governing the Senior Credit Facility over the next twelve months; and statements relating to the business and future activities of the Company after the date of this MD&A.

Management approved the capital expenditure and production guidance contained herein as of the date of this MD&A. The purpose of the capital expenditure and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

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Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions of proceeds from the $300 million rights offering; the success of the implementation of the Senior Credit Facility; our ability to redeem our 2028 Notes; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; goals; strategies; future growth and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increased costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the Israel-Hamas-Hezbollah-Iran conflict, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; changes in applicable tariff rates; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire’s repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

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INITIAL PRODUCTION RATES

References in this MD&A to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

ABREVIATIONS

The following provides a summary of common abbreviations used in this document:

AECO	Alberta natural gas price reference location
AER	Alberta Energy Regulator
bbl	barrel
bbls/d	barrels per day
$ or C$	Canadian dollars
ECF	Excess Cash Flow – as defined in the 2028 Indenture
EDC	Export Development Canada
G&A	General and administrative
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board
MD&A	Management’s Discussion and Analysis
NCG	Non-condensable gas
SAGD	Steam-Assisted Gravity Drainage
U.S.	United States
US$	United States dollars
WCS	Western Canadian Select
WTI	West Texas Intermediate

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca

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CORPORATE INFORMATION

Directors	Solicitors

Adam Waterous(1)(4)	Blake, Cassels & Graydon LLP
Brian Heald(2)	3500, 855 – 2nd Street S.W.
Tom Ebbern(3)	Bankers Hall East Tower
Andrew Kim	Calgary Alberta, Canada
David Roosth	T2P 4J8
Henry Hager
David Knight-Legg	Scale LLP
86147, 750 – North Saint Paul Street Ste 250
(1) Executive Chair of the Board of Directors	Dallas, Texas, United States
(2) Chair of the Audit Committee	75201
(3) Chair of the Reserves Committee and Lead Director
(4) Chair of the Compensation and Governance Committee	Bankers

Bank of Montreal
Officers	595 – 8th Avenue SW
Calgary, Alberta, Canada
Colin Germaniuk, P.Eng	T2P 1G1
President
Auditor
Travis Belak, CPA, CA
Vice President, Finance	Deloitte LLP
700, 850 – 2nd Street S.W.
Jonathan Kanderka, P.Eng	Calgary, Alberta, Canada
Chief Operating Officer	T2P 0R8

Charles R. Kraus	Reserve Engineers
Corporate Secretary
McDaniel & Associates Consultants Ltd.
Head Office	2200, 255 – 5th Avenue S.W.
Calgary, Alberta, Canada
1900, 205 – 5th Avenue SW,	T2P 3G6
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX: GFR

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